SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

Commission File Number 1-14858

                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)

                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F ___   Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ___   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Management's Discussion and Analysis of Financial Position and Results of Operations.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

[GRAPHIC OMITTED][GRAPHIC OMITTED]









                                 CGI Group Inc.
                               2002 Annual Report







                      Management's Discussion and Analysis
                 of Financial Position and Results of Operations

Management's Discussion and Analysis of Financial Position and Results of Operations


Fourth quarter ended September 30, 2002

The following discussion and analysis should be read in conjunction with financial statements for the three months ended September 30, 2002, with the Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") in the fiscal 2001 annual report, including the section on risks and uncertainties and, with the notes to the financial statements for the fourth quarter of fiscal year 2002. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). These differ in some respects from GAAP in the United States ("US GAAP"). CGI's financial results are reconciled to US GAAP at the end of its fiscal year, and an analysis of this reconciliation is provided in its annual report. All dollar amounts are in Canadian dollars unless otherwise indicated.

Corporate Developments
CGI's growth prospects were improved during the quarter with $521.1 million in new contract bookings, renewals and extensions, as well as a niche acquisition made at the business level, which enhanced a service offering. Highlights announced during the fourth quarter included:

o The signing of a nine-month service delivery outsourcing contract with the Government of Canada valued at $36 million with the potential to be extended for 15 years. BDP Business Data Services Ltd and CGI will develop a solution that will assist in the delivery of administrative services with Canada's Firearms Program.
o The signing of a memorandum of understanding for a 10-year IT outsourcing contract agreement valued at $200 million with Alcan Inc. The final contract is expected to be signed in the near future.
o The signing of a 10-year finance and accounting business process services outsourcing contract valued at US$36 million with GrafTech International Ltd. (formerly UCAR International Inc.). This is in addition to their existing 10-year outsourcing contract.
o The signing of a five-year consulting contract valued at $35 million with the Ministere du revenu du Quebec. Acting as the project manager as well as having responsibility for the architecture, analysis and programming, CGI will develop both the individual and the company tax management systems.
o The signing of a nine-year outsourcing contract valued at US$13 million with Fireman's Fund Interstate Insurance Group for the provision of infrastructure services. As part of this contract, CGI will provide the company with IT support services. This contract is an addition to CGI's existing 10-year outsourcing contract with Fireman's Fund Insurance Company.
o The closing of the acquisition of privately-held IMPLETECH International Inc. with revenue valued at $5 million. Twenty professionals, located mostly in Toronto, joined CGI with a focus on enterprise resource planning (ERP) implementation to clients within the automotive, food and beverage, pharmaceutical and industrial/electronic sectors.

Accounting Changes
On October 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Accordingly, all business combinations are accounted for using the purchase method and the Company discontinued the amortization of goodwill as of that date. The Company performed the annual goodwill impairment test as of September 30, 2002 and concluded that no goodwill impairment charge was required.

During the year, the CICA issued Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This new section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The Section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 3 to the fourth quarter 2002 Consolidated Financial Statements.

Preparation of Financial Statements
In an ongoing review of new or more precise interpretation of various accounting pronouncements and to maintain its conservative accounting practices, CGI made modifications or revisions to its financial statements and accompanying notes at the end of the third quarter ended June 30, 2002. As a result of these modifications or revisions, there was no impact on the net earnings or cash provided by operating activities of the Company. Following is the most significant reclassification:

Amortization of incentives related to outsourcing contracts
         During the year ended September 30, 2002, the Company modified the presentation of the amortization related to incentives granted on outsourcing contracts based on recently issued EITF 01-9, Accounting for consideration given by a vendor to a customer, by the Financial Accounting Standards Board's Emerging Issues Task Force . The amortization of incentives is now presented as a reduction of revenue as opposed to being shown as amortization of contract costs and other long-term assets. Furthermore, the Company also reclassified discounts granted on an existing outsourcing contract which was previously presented in the costs of services, selling and administrative expenses. For comparative purposes, revenue for the quarter and year ended September 30, 2001 has been reduced by $7,111,000 and $20,924,000 respectively, amortization of contract costs and other long-term assets has been reduced by $4,611,000 and $10,274,000 respectively and costs of services, selling and administrative expenses has been reduced by $2,500,000 and $10,650,000 respectively (see Note 5 to the Consolidated Financial Statements).

Other comparative figures have been reclassified in order to conform to the presentation adopted in fiscal 2002. Please refer to the Note 2 of the fourth quarter Financial Statements for further details.

Revenue
------------------------------------------------------------------------------------------------------------------------------------
                                        3 months              3 months           3 months            12 months             12 months
                                           ended                 ended              ended                ended                 ended
                              September 30, 2002    September 30, 2001      June 30, 2002   September 30, 2002    September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
(in `000 of Canadian dollars)                  $                     $                  $                    $                     $
Revenue                                  571,860               461,907            553,355            2,169,613             1,560,391
------------------------------------------------------------------------------------------------------------------------------------

Revenue for the fourth quarter of fiscal 2002 increased 23.8% to $571.9 million, from $461.9 million in the same quarter last year, and was up 3.3% sequentially over third quarter revenue of $553.4 million. Year-over-year organic growth in the quarter of 20.6% was driven by a combination of new client wins, contract renewals, and add-on projects from existing clients. Acquisitions made within the past year represented 3.2% year-over-year growth in the quarter. For the year ended September 30, 2002, revenue increased 39.0% to $2,169.6 million, from revenue of $1,560.4 million in fiscal 2001.

Contract Types
A.     Management of IT & business functions (Outsourcing) 75%
B.     Systems integration & consulting 25%

Geographic Markets
A.     Canada 76%
B.     US 18%
C.     International 6%

Targeted Verticals
A.     Financial services 40%
B.     Telecommunications 25%
C.     Manufacturing, retail and distribution 14%
D.     Governments 13%
E.     Utilities and services 6%
F.     Healthcare 2%

Long-term outsourcing contracts in the fourth quarter represented 75% of the Company's total revenue, including 16% from business process services, while project oriented systems integration and consulting ("SI&C") work represented 25%. Geographically, clients in Canada represented 76%; clients in the US represented 18%; and all other regions, 6%. Revenue from clients in the financial services sector remained strong, representing 40% of revenue; while telecommunications represented 25%; manufacturing, retail and distribution 14%; governments, 13%; utilities and services, 6%; and healthcare, 2%. In the fourth quarter, the revenue mix by contract type, geographic markets and targeted verticals changed compared with the third quarter, as a result of the new contracts signed with Canada Post and its affiliated companies. Revenue recognized from these contracts contributed to the increase in percentages for the outsourcing, utilities and services and Canada segments in the fourth quarter. In last year's fourth quarter, clients in Canada represented 73%; US represented 19% and all other regions, 8%. A noteworthy year-over-year change is the increasing diversity of revenue by targeted vertical. While clients in the financial services sector have represented 40% of total revenue in the fourth quarter of fiscal 2002 and 41% in the fourth quarter of 2001, CGI has grown its presence in the government, utilities and services and healthcare sectors over the same quarter last year so that the telecom revenue, while consistent in absolute dollars, has declined as a percentage of total revenue from 29% in last year's fourth quarter to 25% in this year's fourth quarter.

Please see discussion of revenue, which follows in the section entitled "Segmented information" in this MD&A.

Operating Expenses and Earnings before depreciation and amortization of fixed assets, amortization of contract costs and other long-term assets, interest and income taxes ("EBITDA")1

--------
1 1 EBITDA represents earnings before depreciation and amortization, interest and income taxes. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered by an investor as an alternative to operating income or net earnings, as an indicator of operating performance or of cash flows or as a measure of liquidity. Because EBITDA is not a measurement determined in accordance with Canadian GAAP, EBITDA as presented may not be comparable to similarly titled measures of other companies.

------------------------------------------------------------------------------------------------------------------------------------
                                        3 months              3 months           3 months            12 months             12 months
                                           ended                 ended              ended                ended                 ended
                              September 30, 2002    September 30, 2001      June 30, 2002   September 30, 2002    September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
(in `000 of Canadian dollars)                  $                     $                  $                    $                     $
Total operating expenses                 489,443               393,888            472,186            1,860,463             1,341,045
------------------------------------------------------------------------------------------------------------------------------------

The costs of services, selling and administrative expenses totaled $484.8 million in the fourth quarter or 84.8% of revenue, compared to 84.5% of revenue in the fourth quarter of last year and 84.5% in the third quarter of this year. Total operating expenses, including expenses associated with research, were $489.4 million or 85.6% of revenue, similar to 85.3% of revenue in last year's fourth quarter and 85.3% in the third quarter.

The EBITDA for the fourth quarter increased 21.2% to $82.4 million, compared with $68.0 million in the same quarter a year ago, and increased 1.5% on a sequential basis compared with $81.2 million reported in the third quarter. The EBITDA margin was 14.4% in the fourth quarter, compared with 14.7% in last year's fourth quarter and 14.7% for the third quarter. The EBITDA margin was down slightly in the quarter mainly as a result of provisions taken on certain projects, as well as an impact from the ramp-up of the Canada Post contracts.

Depreciation and Amortization
Depreciation and amortization of fixed assets was down to $8.7 million, compared with $9.5 million in the fourth quarter of last year, and down slightly from $9.7 million in the third quarter of this year. As part of its review of assets, the Company made a correction after realizing that an internal software asset that was still in development and not yet in use had been depreciated in the previous two quarters. The impact of this correction resulted in a quarter-over-quarter reduction in the depreciation expense.

Amortization of contract costs and other long-term assets increased to $13.6 million from $8.0 million in the prior year quarter, and from $9.1 million in the third quarter. The sequential increase reflects principally the purchase of two enterprise license software agreements in the third and fourth quarters used to provide long-term outsourcing services to clients, as well as the amortization of contract costs related to the investment in Innovapost.

Earnings before interest and income taxes ("EBIT") was $60.1 million in the fourth quarter, up 19.1% over last year's fourth quarter EBIT of $50.5 million, but down sequentially from EBIT of $62.4 million in the third quarter. The EBIT margin declined to 10.5% for the quarter, compared with 11.3% in the third quarter and 10.9% in last year's fourth quarter. The decrease in EBIT compared to last quarter is mostly related to the higher amortization of contract costs and other long-term assets discussed above.

Income Taxes
The effective income tax rate in the fourth quarter was 41.6% compared with 45.2% in last year's fourth quarter and 41.9% in the third quarter. The decrease in the fourth quarter, compared with the same period in the prior year, is a reflection of a reduction of the significance of the tax losses incurred by the Company's foreign subsidiaries, compared with the consolidated earnings before income taxes, as well as a reduction in the Canadian statutory tax rate in 2002 versus 2001. CGI expects next quarter's tax rate to be lower than this quarter's, primarily as a result of the revised Canadian statutory tax rate. However, CGI's effective income tax rate may vary based on the mix and performance of business by country or further changes in tax law.

Amortization of Goodwill, Net of Income Taxes
Effective October 1, 2001, CGI stopped recording goodwill amortization, based on the new CICA Handbook recommendations, discussed in the above section "Accounting Changes". As such, current net earnings and earnings before amortization of goodwill ("cash net earnings") for periods before October 1, 2001 are equivalent. For purposes of clarity and ease of comparison, CGI compares net earnings to cash net earnings figures in year-over-year comparisons.

Net Earnings
Net earnings in the fourth quarter increased 30.3% to $35.5 million over comparable cash net earnings of $27.3 million in the same quarter a year ago, but decreased from $36.5 million reported in the third quarter. Basic and diluted net earnings per share of $0.09 for the quarter were up from basic and diluted cash net earnings per share of $0.08 reported in last year's fourth quarter, but represented a decrease of $0.01 compared with basic and diluted net earnings per share of $0.10 reported in the third quarter of fiscal 2002. CGI's weighted average number of shares was up 10.7% compared with the fourth quarter of 2001 and up marginally sequentially.

The net margin was 6.2%, representing a decline compared with 6.6% in the third quarter, but an increase over comparable cash net earnings of 5.9% reported in the fourth quarter of fiscal 2001. The sequential decrease is reflective of the EBIT decrease explained above. However, this EBIT decrease was offset somewhat by the interest charges, which were lower than in the third quarter.

Net earnings for the fiscal year ended September 30, 2002 increased 51.0% to $135.8 million, from comparable cash net earnings of $89.9 million in the same period one year ago. Basic and diluted net earnings per share of $0.36 for the fiscal year 2002 were up from basic and diluted cash net earnings per share of $0.30 reported for the fiscal year ended September 30, 2001.

Segmented Information
CGI has three strategic business units ("SBU"): Canada and Europe, US and Asia Pacific and Business Process Services ("BPS"), in addition to the Corporate unit. CGI manages its operations, evaluates each SBU's performance and reports segmented information according to this structure (see Note 6 to the fourth quarter 2002 Consolidated Financial Statements). The highlights for each segment in the fourth quarter are detailed below. A discussion of the results of the 12-month period ended September 30, 2002 is provided in the annual MD&A of the 2002 Annual Report.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        3 months                  3 months                 3 months
                                                                           ended                     ended                    ended
                                                              September 30, 2002        September 30, 2001            June 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------
(in `000 of Canadian dollars)                                                  $                         $                        $
Revenue
         Canada and Europe                                               494,427                   387,752                  465,901
         US and Asia Pacific                                              63,989                    66,978                   72,104
         BPS                                                              27,517                    18,624                   23,453
         Intersegment eliminations                                       (14,073)                  (11,447)                  (8,103)
         --------------------------------------------------------------------------------------------------------------------------
Total revenue                                                            571,860                   461,907                  553,355
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        3 months                  3 months                 3 months
                                                                           ended                     ended                    ended
                                                              September 30, 2002        September 30, 2001            June 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------
(in `000 of Canadian dollars)                                                  $                         $                        $
Earnings before interest, income taxes and
     amortization of goodwill
         Canada and Europe                                                79,074                    57,786                   81,245
         US and Asia Pacific                                              (5,003)                   (2,543)                  (4,432)
         BPS                                                               5,654                     3,483                    3,398
         Corporate expenses and programs                                 (19,619)                   (8,256)                 (17,816)
         --------------------------------------------------------------------------------------------------------------------------
Total earnings before interest, income taxes and
     amortization of goodwill                                             60,106                    50,470                   62,395
-----------------------------------------------------------------------------------------------------------------------------------

In the fourth quarter, revenue from the Canada and Europe SBU was $494.4 million, up 27.5% over last year's fourth quarter, and up 6.1% sequentially. Revenue from the US and Asia Pacific SBU was $64.0 million, down 4.5% compared to last year, and down 11.3% from the third quarter. Revenue reported by the BPS SBU was $27.5 million, up 47.8% over last year and up 17.3% sequentially.

EBIT for the Canada and Europe SBU were $79.1 million, up 36.8% year-over-year and down 2.7% from the third quarter. In the US and Asia Pacific SBU, there was a loss before interest, income taxes and amortization of goodwill of $5.0 million, a decline over last year when the loss was $2.5 million, and down also sequentially from $4.4 million in the third quarter. The BPS SBU reported EBIT of $5.7 million, up 62.3% from the same period last year and up from last quarter's $3.4 million.

As a result of an accelerated start-up phase, revenue from CGI's contracts with Canada Post and its affiliated companies, through its newly formed joint venture Innovapost, contributed to the good growth in Canada, as did new contract wins in the government vertical. Growth in revenue, without a corresponding increase in overhead, resulted in good margin contribution. However, this was offset by higher amortization of contract costs and other long-term assets, primarily related to Canada Post. As this contract is in its start-up phase, profitability levels are still lower than those for Canada as a whole. However, the Company expects this contract's profitability to increase over the coming quarters. In Europe, the improvement in results was driven largely by the sale of a GIOS software license (software developed by CGI for the insurance sector) to an insurance industry client in the UK.

US operational results were affected negatively by the continued softness in the US market and the weak demand for SI&C services. The Company does not expect the SI&C business in the US to return with any degree of strength before 2004, but does expect that its US operations will see a gradual improvement in margins. In the fourth quarter, while the company had retained its relationship with its major customers, the revenue decline experienced on some of these accounts was not offset by the revenue from new customers and the gains made in other existing accounts. The result of the reviews of fixed price contracts as well as certain provisions made for uncollected receivables and unbilled work-in-progress resulted in reductions made to the US operations' revenue and net earnings. However, despite these adjustments, the EBITDA for the quarter was $0.4 million, which was an improvement quarter over quarter by $3.1 million and by $1.0 million year-over-year. The increased amortization of contract costs and other long-term assets, namely for customer contracts and relationships, resulting from the recent acquisitions made in the US, accounted for the quarter-over-quarter and year-over-year increases in this item.

Overall, CGI continued to better position itself to propose and win large IT and business process outsourcing contracts. CGI's current outsourcing contracts with US clients are progressing as expected and today represent 56% of the business generated in the US. CGI believes it has made progress in building a presence and brand as an outsourcer on the US market place, and in leveraging certain synergies with Canadian and global operations. CGI's strength and advantage are in the outsourcing market, where interest is still growing.

CGI's credentials as a provider of IT business process services continue to grow and the Company's BPS SBU offering continues to be well received by its client base, especially in the insurance sector. However, the majority of the increase in the SBU's earnings before interest, income taxes and amortization of goodwill, as well as in its EBIT, resulted from a non-recurrent penalty levied against one of its clients (which was of US$2.2 million), for failing to meet its contractual minimal revenue obligations.

Review of Balance Sheet
A discussion follows on line items of the balance sheet for which there were significant variances over June 30, 2002.

At September 30, 2002, cash and cash equivalents were $104.2 million, down from $122.9 million at the end of the third quarter. The sequential decrease in cash was due primarily to the reimbursement of the Libor advance debt for US$20 million. It also reflects the purchase of an enterprise license agreement, but was offset by higher receipts of payments from certain clients.

Accounts receivable at the end of the quarter totaled $295.2 million, an increase of $32.7 million due to an increase of $14.9 million in E-Commerce Place tax credits on salaries receivable from the Quebec government and an overall increase in trade receivables. The work in progress balance increased following work performed on certain contracts but not yet billed, as per contract specifications. Days of sales outstanding ("DSO") was 47 days, compared with 48 as at June 30, 2002. The DSO calculation subtracts the deferred revenue from the accounts receivable and work in progress balances.

Prepaid expenses and other current assets decreased $26.3 million sequentially primarily as a result of the timing of the purchase of short-term enterprise license agreements, which were paid in advance at June 30, 2002, while in the fourth quarter CGI expensed the usual amortization charge for such licenses.

Fixed assets of $145.4 million increased $12.8 million sequentially, as a result of the development costs capitalized for the new software designed for CGI's internal usage along with the capitalization of the installation costs for the new offices at E-commerce Place in Montreal. The Company is expected to begin moving in its new premises in February 2003.

Contract costs and other long-term assets increased as a result of several items. An incentive was granted to a subsidiary of Canada Post as part of a 10-year outsourcing agreement. This outsourcing agreement is part of the larger IT outsourcing agreement signed earlier in the year with Canada Post that created a joint venture, Innovapost, to provide IT services to Canada Post and its affiliate companies. Other factors resulting in an increase in contract costs and other long-term assets include the signing of a five-year enterprise license agreement, capitalization of expenses for software developed or acquired in the course of client contracts and the impact of the foreign exchange rate (see explanation of goodwill, below.) These increases were offset by the quarterly amortization of contract costs totaling $19.8 million, which includes the portion applied against revenue (see Note 5 to the fourth quarter Consolidated Financial Statements for more information).

Goodwill increased by $31.0 million in the quarter to $1,133.9 million, primarily as a result of goodwill denominated in US dollars being translated using the quarter-end currency exchange rate. The exchange rate variance between the Canadian and US dollars, between June 30, 2002 and September 30, 2002, resulted in an increase in the goodwill and in the foreign currency translation adjustment account.

Deferred revenue was $61.0 million at the end of the quarter, a sequential increase of 59.2%. This reflects payments from several clients in advance of the work being performed.

Income taxes payable were down $14.1 million, or 73.4% sequentially primarily as a result of an incentive payment made to a client which was tax deductible. The liability related to future income taxes increased as a result of differences between the carrying value and the corresponding tax values of contract costs and other long-term assets, as well as the E-Commerce Place tax credits receivable on salaries, deferred credits and other long-term liabilities and work in progress.

Long-term debt decreased by $33.6 million in the quarter and is now $8.5 million, including the current portion. During the fourth quarter, CGI repaid the Libor advance debt of $US20 million. At the end of September 2002, the long-term debt comprises solely capital leases.

Deferred credits and other long-term liabilities were up $3.4 million from the previous quarter. In the fourth quarter, as part of the services agreement signed with a subsidiary of Canada Post Corporation (described above in the contract costs and other long-term assets section), a discount of $15.7 million was granted and the corresponding obligation was recorded in the deferred credits section of the Consolidated Balance Sheet. Over the first 24 months of the contract, the client will receive these discounts on services provided by the Company. In the fourth quarter, this client received a discount for an amount of $1.4 million. Partially offsetting the increase is the quarterly usage of the discounts granted to Laurentian Bank of Canada, the Confederation des caisses populaires et d'economie Desjardins du Quebec and Fireman's Fund Insurance Company totaling $11.1 million in the quarter. The foreign currency translation adjustment account increased by $30.7 million to $34.3 million, primarily due to the depreciation of the Canadian dollar versus the US dollar since June 30, 2002 (see explanations pertaining to the increase in Goodwill and in Contract costs and other long-term assets).

Analysis of Financial Condition and Cash Flows

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        3 months                  3 months                 3 months
                                                                           ended                     ended                    ended
                                                              September 30, 2002        September 30, 2001            June 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------
(in `000 of Canadian dollars)                                                  $                         $                        $
Cash provided by operating activities                                     51,499                    15,634                   69,809
Cash used for financing
         activities                                                      (32,917)                  (27,377)                  (2,401)
Cash (used for) provided by investing
         activities                                                      (38,337)                    8,328                  (98,277)
Foreign exchange gain (loss) on cash
         held in foreign currencies of self-sustaining subsidiaries        1,049                    (3,891)                   1,247
-----------------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                (18,706)                   (7,306)                 (29,622)
-----------------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities in the fourth quarter totaled $51.5 million, up $35.9 million from the prior year fourth quarter, but down $18.3 million from the previous quarter. The decrease from the previous quarter reflects the incremental investment in trade receivables due to the growth in the business, the E-Commerce Place tax credits receivable on salaries accrued in the period offset partially by the consumption of prepaid expenses (enterprise license agreements) and an increase in the level of prepayments received from outsourcing customers.

Cash used for financing activities in the quarter was $32.9 million, compared to $27.4 million used for financing activities in last year's fourth quarter and $2.4 million used for financing activities in the third quarter. The increase in cash used for financing activities reflects the reimbursement of the Libor advance debt for US$20 million. Cash used for investing activities was down to $38.3 million in the fourth quarter, compared with cash used of $98.3 million in the last quarter, and reflects a reduction in the value of enterprise license agreements acquired in the quarter. As well, the Company, in the third quarter, invested $26 million in Innovapost, a joint venture, contributed a $26 million incentive payment to Canada Post and received proceeds on the sale of its Japanese subsidiary of $10.4 million. This compares with cash provided of $8.3 million in the fourth quarter last year, which reflected the fact that the IMRglobal acquisition completed on July 27, 2001 added a positive cash balance of $26.5 million at the acquisition date and this acquisition was paid for through the issuance of shares and options.

Liquidity and Other Financial Resources
CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company's growth strategy and represent a competitive advantage when proposing on outsourcing contracts. At September 30, 2002, the total credit facility available amounted to $249.1 million.

------------------------------------------------------------------------------------------------------------------------------------
                                                                Total Commitment              Available at            Outstanding at
                                                                                        September 30, 2002           September, 2002
------------------------------------------------------------------------------------------------------------------------------------
(in `000 of Canadian dollars)                                                  $                         $                         $
Unsecured Revolving Credit Facility                                      225,000                   222,796                     2,204
Lines of Credit (Bank of Montreal)                                        25,000                    23,342                     1,658
Lines of Credit (BC Central Credit Union)                                    500                       500                         -
Other                                                                      2,471                     2,471                         -
------------------------------------------------------------------------------------------------------------------------------------

At September 30, 2002, cash and cash equivalents were $104.2 million. As the Libor advance of US$20 million was repaid during the quarter, the financing available under the unsecured revolving credit facility increased compared to June 30, 2002.

Risks and Uncertainties
While management is optimistic about the Company's long-term prospects, the following risks and uncertainties should be considered when evaluating CGI's potential:

The competition for contracts--CGI has a disciplined approach to management of all aspects of its business, with an increasing proportion of its operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help CGI ensure that its employees deliver services consistently according to the Company's high standards and they are based on strong values underlying its client-focused culture. These processes contribute to CGI's high contract win rate and renewal rate. Additionally, the Company has developed a deep strategic understanding of the six economic sectors it targets, and this helps enhance its competitive position. CGI's critical mass and end-to-end IT services have qualified it to make proposals on large IT and business process services contracts across North America and in Europe.

The long sales cycle for major outsourcing contracts--The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending to 24 months.

Foreign currency risk--The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has in place a hedging strategy to protect itself, to the extent possible, against foreign currency exposure.

Business mix variations--Following the merger with US-based IMRglobal in July 2001, the greater proportion of consulting and systems integration services in CGI's business mix, versus outsourcing, may result in greater quarterly revenue variations. However, CGI's efforts in the US are aimed at developing its capability to deliver an end-to-end IT outsourcing offering. As a result of this transition, CGI expects to increase the proportion of its outsourcing business, thus ensuring greater revenue visibility and predictability.

The availability and cost of qualified IT professionals--The high growth of the IT industry results in strong demand for qualified individuals. Over the years, CGI has been able to successfully staff for its needs thanks to its solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, CGI has implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, the Company is a preferred employer in the IT services industry. CGI also secures access to additional qualified professionals through outsourcing contracts and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients--The integration of acquired operations has become a core competency for CGI, which has acquired a significant number of companies over the past 15 years. The Company's disciplined approach to management, largely based on its ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. At the end of fiscal 2002, the vast majority of CGI's operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demand and technology trends--CGI remains at the forefront of developments in the IT services industry, thus ensuring that it can meet the evolving needs of its clients. The Company achieves the aforementioned through: its specialization in six targeted economic sectors, its non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners, its development of proprietary IT solutions to meet the needs of clients, regular training and sharing of professional expertise across its network of offices, and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions--with the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of CGI's total revenue.

Potential liability if contracts are not successfully carried out--CGI has a strong record of successfully meeting or exceeding client needs. The Company takes a professional approach to business, and its contracts are written to clearly identify the scope of its responsibilities and to minimize risks.

Credit risk concentration with respect to trade receivables is limited due to the Company's large client base--The Company generates a significant portion of its revenue from a shareholder's subsidiaries and affiliates. Management do believes that the Company is not subject to any significant credit risk. The Company operates internationally and is exposed to market risks from changes in foreign currency rates. Other than the use of financial products to deliver on its hedging strategy, the Company does not trade derivative financial instruments.

Outlook
CGI expects to be able to deliver continued growth in fiscal 2003. The Company's strategy will continue to be based on a balanced mix of its four pillars of growth, namely organic growth through smaller contracts and projects, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

CGI will continue to leverage its flexible outsourcing delivery model in order to secure IT and business process outsourcing contracts. CGI's solid balance sheet and liquidity position represent a strength when bidding on acquisitions and large outsourcing contracts. CGI is active in reviewing potential acquisition candidates to increase its critical mass in the US and Europe. The Company believes that there are many acquisition opportunities available, but remains committed to its financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

Based on information known today about current market conditions and demand, CGI expects base revenue for its 2003 fiscal year to be between $2.4 and $2.6 billion and net earnings per share to be in the range of $0.43 to $0.47. This excludes the impact of any acquisition or large outsourcing contract contributing more than $100 million per year in revenue, or the impact on earnings of any new accounting rules.

Margin improvement remains among CGI's most important financial objectives. Improvements during coming quarters will be driven by further synergies from large outsourcing contracts, ongoing integration of acquisitions and a gradual reduction in selling, general & administration expenses.

Forward-looking statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forwardlooking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in CGI Group Inc.'s Annual Report or Form 40-F filed with the U.S. Securities and Exchange
Commissions, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forwardlooking statements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CGI GROUP INC.
                                             (Registrant)


Date: November 5, 2002
                                         By /s/ Paule Dore
                                             Name:  Paule Dore
                                             Title: Executive Vice-President
                                                    and Chief Corporate Officer
                                                    and Secretary